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File No. 33-52214

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the 14th day of September, 2004

Norbord Inc. (formerly Nexfor Inc.)
(Translation of registrant's name into English)

Suite 600, 1 Toronto Street
Toronto, Ontario Canada M5C 2W4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☒	No	☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-3173

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORBORD INC. (Registrant)
Date: September 14, 2004

Lynne Taylor Assistant Corporate Secretary

Exhibits

Material Change Report dated September 14, 2004.

2

MATERIAL CHANGE REPORT

Pursuant to

Section 85(1) of the Securities Act (British Columbia)
Section 146(1) of the Securities Act (Alberta)
Section 84(1) of the Securities Act (Saskatchewan)
Section 75(2) of the Securities Act (Ontario)
Section 73 of the Securities Act (Quebec)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)

1.     Reporting Issuer

  Norbord Inc. ("Norbord")
  Suite 600
  1 Toronto Street
  Toronto, Ontario
  M5C 2W4

2.     Date of Material Change

  September 8th, 2004

3.     Press Release

  The press release reporting the material change was issued by Norbord on September 8th, 2004 in Toronto through the Canadian Timely Disclosure Network of Canada NewsWire.

4.     Summary of Material Change

  The Board of Directors of Norbord Inc. approved the payment of a special dividend of Cdn. $1.00 per share to its common shareholders, payable on September 30th, 2004 to shareholders of record on September 20th, 2004.

5.     Full Description of Material Change

  Refer to the press release of Norbord dated September 8th, 2004 which is attached to this report and being filed herewith.

6.     Reliance on Section 75(3) of the Act

  Not Applicable

7.     Omitted Information

  Not applicable.

8.     Senior Officers

  John Tremayne
  Executive Vice-President & Chief Financial Officer
  416-643-8850

9.     Statement of Senior Officer

  The foregoing accurately discloses the material change referred to herein.

  SIGNED this 14th day of September, 2004 at Toronto, Ontario.

NORBORD INC.
'	Per:	/s/ JOHN TREMAYNE John Tremayne Executive Vice-President & Chief Financial Officer

NEWS RELEASE

Norbord to Pay Special Dividend

Toronto, ON (September 8, 2004) — Norbord Inc. today announced its Board of Directors has approved the payment of a special dividend of Cdn. $1.00 per share to its common shareholders. The dividend is payable September 30, 2004 to shareholders of record on September 20, 2004.

The special dividend is in addition to the Company's regular quarterly dividend.

"The special dividend reflects the strong and sustained cash flow Norbord has generated, our commitment to our shareholders, and our expectations for continuing strong business conditions in the wood panels sector," said Barrie Shineton, Norbord's President and Chief Executive Officer.

Mr. Shineton added that Norbord will continue to pursue additional options to build shareholder value, including share repurchases and further investments to expand its core oriented strand board business.

Norbord, with operations in Canada, the United States and Europe, is one of the world's largest producers of oriented strand board. The company also manufactures medium density fibreboard, hardwood plywood, particleboard, I-Joists and value added wood-based furniture components.

Norbord is listed on the Toronto Stock Exchange (TSX:NBD) and has approximately 150 million common shares outstanding.

Contact:

Charles Gordon Vice President, Corporate Affairs (416) 643-8836
charles.gordon@norbord.com	Norbord Inc. Suite 500 1 Toronto Street Toronto, Ontario M5C 2W4	Telephone Number: (416) 365-0705 Fax (416) 365-3292 www.norbord.com

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SIGNATURES
MATERIAL CHANGE REPORT